LT Today Notice that tender offer closed at 11:59 PM on May 22, 2002

OPTION EXCHANGE OFFER EXPIRES -- Lucent today announced that the offer enabling eligible employees to exchange certain outstanding stock option grants expired at 11:59 p.m. Eastern Time on May 22, 2002. All eligible options that were properly submitted for exchange were accepted by the company and cancelled effective May 23, 2002.* Employees whose options were accepted for exchange will receive a Promise to Grant New Stock Option that will indicate the number of shares that are expected to be covered by their new option grant. The Promise will be mailed to U.S. employees at their mailing address of record, and to employees outside the United States at their workplace address of record, beginning June 3. Employees should allow two weeks for receipt of the Promise before inquiring about a missing Promise to Grant.

Subject to the offer, Lucent expects to grant the new options at a price equal to the fair market value of Lucent common stock on or about Nov. 25, 2002. Answers to frequently asked questions about the Exchange Offer are available on the Exchange Offer Web site at [web site link omitted]. Employees can send questions about Lucent’s Stock Option programs to [web site link omitted].

* Lucent expects to extend the Stock Option Exchange Offer to eligible employees in Belgium after approval is obtained from those appropriate local regulatory authorities and Lucent complies with U.S. regulatory requirements.